MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2016

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparative prior year period. This MD&A is dated as of November 3, 2016, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three and nine months ended September 30, 2016. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of the interim financial statements including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2015. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com ("SEDAR") and the United States at www.sec.gov/edgar.shtml ("EDGAR").
2016 THIRD QUARTER PERFORMANCE HIGHLIGHTS
●
Completed highly successful summer 2016 exploration program at the Wheeler River property
The summer exploration program included 37 drill holes, for a total of 23,622 metres and focused on expanding the uranium mineralization in the vicinity of the Gryphon deposit and completing an initial set of infill and delineation holes. The results demonstrated that the Gryphon deposit is part of a large and robust mineralizing system that remains open in numerous directions. Key highlights include:
Expansion of strike length of Gryphon D Series mineralized lenses
The D Series lenses are located within 200 metres north and northwest of the Gryphon deposit. The lenses currently total 330 meters in collective strike extent, and mineralization remains open along strike in both directions. The most northeastern section drilled to date, Section 5350 GP, was highlighted by the result in drill hole WR-507D2, which returned 9.39% eU3O8 over 1.6 metres, from 579.5 to 581.1 metres, and indicates the continued strength of the mineralizing system and significant potential along strike and down-plunge to the northeast.
Discovery of additional high-grade mineralization associated with the Gryphon A and B Series lenses
Additional high grade mineralization was discovered immediately to the southwestern portion of the Gryphon deposit. Highlights include 2.5% eU3O8 over 4.4 metres from 744.8 to 749.2 metres in drill hole WR-674, and 1.2% eU3O8 over 11.4 metres from 692.7 to 704.1 metres in drill hole WR-602D1. This mineralization is interpreted to be associated with the Gryphon deposit’s previously defined A and B series lenses.
The D Series lenses and the new high grade intersections associated with the A and B Series lenses are not included in the current mineral resource estimate for the Gryphon deposit, nor are they incorporated into the Preliminary Economic Assessment (“PEA”) for the Wheeler River project, as detailed in the Company’s NI 43-101 technical report entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada”, (the “PEA”) with an effective date of March 31, 2016 - a copy of the report is available on the Company’s website and on both SEDAR and EDGAR.
●
Initiated infill and delineation drilling at the Gryphon deposit
To support the pre-feasibility study (“PFS”) initiated for the Wheeler River project during the second quarter of 2016, Denison commenced an initial infill drilling program at the Gryphon deposit. Infill drilling is required at Gryphon to increase the confidence in the mineral resources estimated from an inferred to an indicated level. During the summer, five drill holes were completed using a directional drilling method to reduce time and costs, and improve drilling accuracy. Highlight results include drill hole WR-668D2, which intersected 1.5% eU3O8 over 14.4 metres (including 2.5% eU3O8 over 7.9 metres and 1.5% eU3O8 over 1.0 metre), and drill hole WR-668, which intersected 0.93% eU3O8 over 14.1 metres (including 2.1% eU3O8 over 3.7 metres and 1.4% eU3O8 over 1.3 metres) and 2.4% eU3O8 over 7.3 metres (including 3.7% eU3O8 over 4.5 metres).
●
Earned $3.4 million in toll milling revenue from McClean Lake during the first nine months of 2016
The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 12.4 million pounds U3O8, during the nine months ended September 30, 2016, for the Cigar Lake Joint Venture (“CLJV”) and generated toll milling revenues for Denison of $3.4 million. The Cigar Lake mine’s annual production for 2016 is expected to be 16 million pounds U3O8, from which Denison is expected to earn approximately $4.5 million in toll milling revenue.
●
Entered into a transaction to acquire the Hook-Carter property from ALX Uranium
In October 2016, Denison executed a definitive agreement with ALX Uranium Corp. (“ALX”) to acquire an immediate 80% ownership of the Hook-Carter property in exchange for the issuance of 7.5 million common shares of Denison. Denison also agreed to fund ALX’s share of the first CAD$12,000,000 in expenditures on the project. The Hook-Carter property consists of 28 claims, totaling 16,805 hectares, and is located to the northeast and on trend of the Triple R deposit, Arrow deposit and Spitfire discovery in the southwestern portion of the Athabasca Basin region, in northern Saskatchewan. Regulatory approvals required for the transaction to proceed have been received, and the parties expect to close the acquisition in early November 2016.

MANAGEMENT'S DISCUSSION & ANALYSIS

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces.  Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance, as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2016	As at December 31, 2015

Financial Position of Continuing Operations:
Cash and cash equivalents	$11,829	$5,367
Debt instruments (GICs)	-	7,282
Cash, cash equivalents and debt instruments	$11,829	$12,649

Working capital	$20,166	$12,772
Property, plant and equipment	$190,408	$188,250
Total assets	$230,601	$212,758
Total long-term liabilities	$38,904	$38,125

	Three Months Ended		Nine Months Ended
(in thousands, except for per share amounts)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Results of Continuing Operations:
Total revenues	$3,489	$3,526	$10,482	$8,783
Net loss	$(2,506)	$(3,608)	$(10,783)	$(11,443)
Basic and diluted loss per share	$-	$(0.01)	$(0.02)	$(0.02)

	2016	2016	2016	2015
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$3,489	$3,663	$3,330	$3,887
Net loss	$(2,506)	$(3,832)	$(4,445)	$(5,274)
Basic and diluted loss per share	$-	$(0.01)	$(0.01)	$(0.01)
Discontinued Operations:
Net income (loss)	$9,050	$(450)	$(5,162)	$(10,926)
Basic and diluted income (loss) per share	$0.01	$-	$(0.01)	$(0.02)

	2015	2015	2015	2014
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$3,526	$2,929	$2,328	$2,736
Net loss	$(3,608)	$(3,982)	$(3,853)	$(4,226)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Discontinued Operations:
Net loss	$(17,824)	$(152)	$(5,941)	$(426)
Basic and diluted loss per share	$(0.03)	$-	$(0.01)	$-

The majority of the Company’s expenditures are discretionary in nature, and therefore results from operations can vary from period to period. In addition, exploration spending in the Athabasca Basin is subject to seasonality, typically increasing during the winter exploration season (January to mid-April) and again during the summer exploration season (June to mid-October).

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between AREVA Resources Canada Inc. (“ARC”) with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

The McClean Lake mill is operated by ARC and obtained regulatory authorization from the Canadian Nuclear Safety Commission (“CNSC”), in the second quarter of 2016, to increase its annual production capacity from 13 million pounds U3O8 to 24 million pounds U3O8. The expansion of the McClean Lake mill is in progress and remains fully funded by the CLJV.

During the nine months ended September 30, 2016, the McClean Lake mill packaged approximately 12.4 million pounds U3O8 (September 30, 2015 – 6.7 million pounds U3O8) for the CLJV and the Company’s share of toll milling revenue during the three and nine months ended September 30, 2016 totaled $1,037,000 and $3,388,000, respectively (September 30, 2015 - $982,000 and $1,904,000).

Denison Environmental Services

Revenue from DES during the three and nine months ended September 30, 2016 was $2,077,000 and $5,974,000, respectively (September 30, 2015 - $2,113,000 and $5,527,000). During 2016, DES Canadian dollar revenues increased due to an increase in work activities at client care and maintenance sites, which was partly offset by an unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Management Services Agreement with UPC

Revenue from the Company’s management contract with UPC was $375,000 and $1,120,000, respectively, during the three and nine months ended September 30, 2016 (September 30, 2015 - $431,000 and $1,352,000). The decrease in revenue was mainly due to a decrease in UPC’s monthly net asset value, which is used to compute the management fee payable to Denison, and an unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

OPERATING EXPENSES

Canada Mining

Operating expenses in the mining segment include depreciation, mining and other development costs, as well as standby costs. Operating expenses during the three and nine months ended September 30, 2016 were $736,000 and $2,291,000, respectively (September 30, 2015 - $617,000 and $1,283,000). During the three and nine months ended September 30, 2016, operating expenses included depreciation from the McClean Lake mill of $533,000 and $1,725,000, respectively (September 30, 2015, $509,000 and $979,000). Depreciation from the McClean Lake mill is primarily associated with the processing of U3O8 for the CLJV and the increase in depreciation in 2016 is directly related to the increase in toll milling production.

MANAGEMENT'S DISCUSSION & ANALYSIS

Environmental Services

Operating expenses during the three and nine months ended September 30, 2016 totaled $1,787,000 and $5,125,000, respectively (September 30, 2015 - $1,858,000 and $5,062,000). The expenses relate primarily to care and maintenance, and environmental consulting services provided to clients and include labour and other costs. During 2016, DES’s Canadian dollar operating expenses increased due to an increase in project activity at certain care and maintenance sites, which was partly offset by a favourable fluctuation in foreign exchange rates applicable on the translation of expenses into US dollars.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

The Company continued to focus on its significant portfolio of projects in the eastern portion of the Athabasca Basin region in northern Saskatchewan. Denison’s share of exploration and evaluation expenditures was $3,308,000 and $10,037,000, respectively, during the three and nine months ended September 30, 2016 (September 30, 2015 - $3,753,000 and $12,007,000). During 2016, the Company’s exploration and evaluation expenditures decreased as a result of a reduction in winter and summer activities, compared to the prior year, and a favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars. The following table summarizes the activities that were completed in the nine months ending September 30, 2016.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	60%	47,169 (73 holes)	Completion of Preliminary Economic Assessment; Initial PFS activities; Geophysical surveys
Bachman Lake	100%	-	Geophysical surveys
Bell Lake	100%	2,382 (4 holes)	Geophysical surveys
Crawford Lake	100%	2,810 (4 holes)	Geophysical surveys
Hatchet Lake	64.36%(1)	2,040 (6 holes)	Geophysical surveys, Soil Sampling program
Mann Lake	30%	4,775 (7 holes)	-
Marten	50%	1,021 (4 holes)	-
McClean Lake	22.50%	2,850 (7 holes)	-
Murphy Lake	68.85%(1)	3,695 (10 holes)	Geophysical surveys
Moon Lake South	nil(2)	516 (1 hole)	-
Moore Lake	100%(3)	-	Geophysical surveys
South Dufferin	100%	-	Soil Sampling Program
Torwalt Lake	100%	612 (2 holes)	-
Turkey Lake	100%	501 (4 holes)	-
Waterbury Lake	63.01%(4)	3,153 (8 holes)	Geophysical surveys
Wolly	22.5%(1)	5,339 (27 holes)	Geophysical surveys
Total		76,863 (157 holes)
(1)
The Company’s ownership in these projects is as at December 31, 2015. Various partners in these projects have elected to not fund the 2016 programs and dilute their respective ownership interest. As a result, Denison’s interest will increase.
(2)
The Company’s ownership is as at September 30, 2016. Refer to Exploration Pipeline Properties below for further details. The property is currently owned by CanAlaska Uranium Ltd. and Denison is in the process of earning into an initial interest.
(3)
Refer to Exploration Pipeline Properties below for details of option agreement entered into with Skyharbour Resources Ltd.
(4)
The Company earned an additional 1.46% interest in the Waterbury Lake property effective August 31, 2016. Refer to RELATED PARTY TRANSACTIONS below for further details.

MANAGEMENT'S DISCUSSION & ANALYSIS

The Company’s land position in the eastern Athabasca Basin, as of September 30, 2016, is illustrated below. Denison’s high priority exploration properties are outlined in bold.

N
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Uranium mines and deposits
Uranium mill
Roads
Powerlines
50 km
ATHABASCA BASIN
Hatchet Lake
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
Eagle Pt.
Waterbury
Johnston Lake
Midwest
McClean
Cigar Lake
Packrat
Candle
Darby
Jasper Lake
Park Creek
Epp Lake
Black Bear
West Bear
Marten
Stevenson River
McArthur River
Wolverine
Mann Lake
Lynx
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake
Russell Lake
Millennium
Bachman Lake
Perpete Lake
Crawford Lake
Ford Lake
Brown Lake
Moore Lake
Key Lake
Centennial
South Dufferin
140 km west of Wheeler River
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina

MANAGEMENT'S DISCUSSION & ANALYSIS

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014 respectively. The Phoenix deposit is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the eastern portion of the Athabasca Basin in northern Saskatchewan – a well-established uranium mining district with infrastructure including the provincial power grid, all-weather provincial highways and haul roads, air transportation infrastructure and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. The ore haul road and provincial power line between the McArthur River Mine and the Key Lake mill complex run along the eastern side of the Wheeler River property. Denison is the operator of the Wheeler River project and holds a 60% interest, while Cameco Corp. (“Cameco”) holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest. Further details regarding the Wheeler River Project are provided in the PEA. The Wheeler River property location and basement geology map is provided below.

MANAGEMENT'S DISCUSSION & ANALYSIS

Evaluation Program

During the three and nine months ended September 30, 2016, Denison’s share of evaluation costs at Wheeler River amounted to $323,000 and $453,000, respectively (September 30, 2015 - $43,000 and $155,000), and was mainly related to the initiation of PFS activities as well as the internal evaluation, field investigations and engineering studies required to complete the PEA.

■
PEA Results

The PEA resulted in a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on a long term contract price for uranium of $44 per pound U3O8. The PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1%, an indicative post-tax IRR to Denison of 29.2% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The PEA, entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” prepared by SRK Consulting (Canada) Inc., with an effective date of March 31, 2016, is posted on the Company’s website and is available under its profile on SEDAR and EDGAR.

■
PFS Activities

In July 2016, Denison announced the initiation of a PFS for the Wheeler River project. An important step in completing the PFS involves increasing the level of confidence of the previously released inferred resources estimated for the Gryphon deposit to an indicated level. An infill drilling program was designed to achieve this objective by increasing the previous 50 x 50 metre drill spacing to an approximate 25 x 25 metre spacing across the A, B and C series lenses of the Gryphon deposit. The program, which is expected to require approximately 40 drill holes, includes delineation holes designed to potentially close-off areas where mineralization is still open. Refer to the Exploration Programs section below for results of the initial infill and delineation drill holes completed during the summer 2016 program.

Throughout the third quarter of 2016, the Company continued its engineering data collection programs required for the PFS. The programs were carried out in combination with the exploration drilling program and included the following activities:

●
Collecting geotechnical and hydrogeological information from 1,650 metres of exploration drilling at Phoenix;
●
Geotechnical logging of 3,800 metres of historic exploration drill cores from both Phoenix and Gryphon;
●
Geotechnical logging of over 33,000 meters of exploration drill core at Gryphon
●
Completing a total of 92 hydrogeological tests at both Gryphon and Phoenix to better understand groundwater movement and flow paths, including tests in the sandstone at the unconformity and in basement zones across geological structures;
●
Conducting surface water elevation surveys in over 180 boreholes;
●
Collecting 20 sub-surface water samples for laboratory analysis to assist in environmental modelling and water treatment plant design; and
●
Installing two vibrating wire piezometers to facilitate sub-surface hydrogeological data collection during drilling and pumping programs.

In addition to the engineering field work, the Company initiated engineering investigations into alternative mining methods at Phoenix, as well as other options for shaft excavation at Wheeler. The Company has also commenced environmental baseline data collection programs including an aquatic program, terrestrial program, heritage program, waste rock geochemistry analysis, air quality assessments and traditional land-use knowledge. Community consultation programs with local communities have also been initiated by the Company.

MANAGEMENT'S DISCUSSION & ANALYSIS

Exploration Programs

Denison’s share of exploration costs at Wheeler River amounted to $1,736,000 and $4,364,000 during the three and nine months ended September 30, 2016, respectively (September 30, 2015 - $1,786,000 and $4,449,000).

■
Discovery of High-Grade Mineralization Down-Dip and Up-Dip of the A and B Series Lenses

Five drill holes were completed during the summer 2016 exploration drilling program to test for possible extensions of the A and B Series lenses in the shallower, southwestern portion of the Gryphon deposit. The drill targets were located outside of the existing mineralized extent of the current mineral resources estimated for the Gryphon deposit. Four of the holes intersected significant mineralization, indicating a possible extension of certain lenses in both the up-dip and down-dip directions, as provided in the table below and as illustrated in the figure provided under the heading “Gryphon Deposit Infill Drilling Program” below. Further details are provided the Company’s press release dated September 22, 2016.

Mineralized intersections from the A and B Series lens expansion drill holes completed during summer 2016
Section	Drill Hole	From (m)	To (m)	Length (m)(6)	eU3O8 (%)(1)(2)
4900 GP	WR-602D1(3)	692.7	704.1	11.4	1.2
	(including)(5)	693.2	694.2	1.0	3.8
	(including)(5)	699.4	701.1	1.7	4.6
4925 GP	WR-673(4)	627.2	631.0	3.8	0.36
	(including)(5)	627.6	628.6	1.0	1.1
	(and)(3)	634.2	652.9	18.7	0.18
	(including)(4)	642.05	652.85	10.8	0.27
4950 GP	WR-674(3)	691.8	692.8	1.0	0.13
	(and)(3)	740.9	742.2	1.3	0.65
	(and)(3)	744.8	749.2	4.4	2.5
	(including)(5)	745.5	748.9	3.4	3.2
5000 GP	WR-675(5)	607.9	608.9	1.0	1.36
	(and)(3)	613.4	614.6	1.2	0.14

(1)
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma down-hole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
(2)
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
(3)
Intersection interval is composited above a cut-off grade of 0.05% eU3O8.
(4)
Intersection interval is composited above a cut-off grade of 0.1% eU3O8.
(5)
Intersection interval is composited above a cut-off grade of 1% eU3O8.
(6)
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

■
Gryphon Deposit Expansion – D Series Lenses

During the winter 2016 drill program a new mineralized zone was discovered within 200 metres north and northwest of the Gryphon deposit. The new zone of mineralization is interpreted to occur as another set of stacked, parallel lenses which are broadly conformable with the Gryphon deposit’s A, B and C Series lenses. The lenses, designated the D series lenses, have not been included in the current mineral resource estimate or the PEA for the Wheeler River project, and form a compelling mineralized zone for potential resource expansion.

Results from 13 of the 17 drill holes completed during the summer 2016 drill program (as announced in the Company’s press release dated September 7, 2016) returned uranium mineralization and demonstrate the continued expansion of the D series lenses along strike. The D Series lens mineralization currently totals 330 meters in collective strike extent, and mineralization remains open along strike in both directions.

MANAGEMENT'S DISCUSSION & ANALYSIS

Highlights from the summer drilling results are provided in the table below.

Highlights of mineralized intersections from exploration drilling on Section 5100 GP and 5350 GP
Section	Drill Hole	From (m)	To (m)	Length (m)(6)	eU3O8 (%)(1)(2)
5100 GP	WR-671	583.5	584.7	1.2	2.26
	WR-671D1	682.2	687.5	5.3	1.21
	WR-671D2	664.2	667.3	3.1	0.68
5350 GP	WR-507D1EXT	721.7	723.5	1.8	1.16
	WR-507D2	579.5	581.1	1.6	9.39

(1)
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma down-hole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
(2)
Intersection interval is composited above a cut-off grade of 0.05% eU3O8. Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
(3)
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

On Section 5350 GP, the most northeastern section drilled to date, results indicate the continued strength of the mineralizing system down-plunge and the significant potential along strike to the northeast where no drilling has been carried out to date. On Section 5100 GP, multiple mineralized intercepts were reported and results indicate continuity between the recently defined D series lenses discovered during winter 2016 and the D series lenses previously identified in 2014.

The following plan map illustrates the northeast plunging Gryphon deposit’s mineralized lenses and highlights the location of the D series lenses interpreted from winter 2016 drilling results (shaded in blue) and the summer 2016 mineralized intercepts (yellow stars). The simplified basement geology at the sub-Athabasca unconformity is provided as the backdrop.

K - West
D Series Lenses (Winter 2016)
D Series Lenses (Previously Identified)
Gryphon Deposit: Stacked A, B & C Series Lenses
OPEN
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace Summer 2016
Drill Trace 2014-Winter 2016
Summer 2016 Mineralized Intersection (Previously Reported)
K-West Mineralized Intersection (Previously Reported)
Basal Pegmatite Unit
K-West Fault
Basal Fault
G Fault
Offset Fault
WR-676
WR-663D1
WR-675D1
WR-668D4
WR-668D3
WR-668D1
WR-668D2
WR-668
WR-675
WR-679
N
0
100m

MANAGEMENT'S DISCUSSION & ANALYSIS

■
Discovery of Uranium Mineralization at K-West

During the second quarter of 2016, weak basement-hosted mineralization was discovered in drill hole WR-663 on the K-West conductive trend, which is located approximately 500 metres west of the Gryphon deposit (see Denison's Press Release dated August 4, 2016). This result presents a compelling target for the discovery of a new basement-hosted deposit in close proximity to the Gryphon deposit. Two follow-up drill holes, WR-676 and WR-663D1, were drilled approximately 50 metres up-dip and down-dip of WR-663 respectively. No significant mineralization was intersected in either hole; however, an extensive alteration zone, similar to the result in WR-663, was encountered in both holes and indicates continued potential for the discovery of higher grades. The zone is open along strike within the basement and given the proximity to Gryphon, and similar favorable geological setting, additional follow-up is warranted.

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Gryphon Deposit Infill Drilling Program

A total of five initial infill and delineation drill holes, totaling 2,620 metres, were completed as part of the summer 2016 program. To reduce drilling costs, drill time to mineralization, and to improve drilling accuracy, a directional drilling method was employed during the summer. This approach involves drilling a single parent hole from surface with multiple "daughter holes" drilled from part way down the parent hole. The daughter holes are steered to their respective targets using specialized drilling equipment. The initial infill and delineation drill holes included a single parent hole (WR-668) and subsequent daughter holes (WR-668D1 to WR-668D4). The holes pierced their respective targets within 6 metres or less of the planned location and cost savings were realized owing to the reduced number of drill metres required (a total of 2,620 metres drilled in comparison to 4,247 metres if each hole were drilled from surface). Due to the operational success of the initial set of directional holes, continued infill and delineation drilling was deferred to 2017 to allow for additional exploration holes during the summer 2016 program.

Results from the initial five infill and delineation drill holes, presented in the table below (as announced in the Company’s press release dated October 6, 2016), confirmed high grade results previously reported for the Gryphon deposit and, on initial evaluation, are consistent with A and B series lens interpretations and inferred block model grades for this area of the Gryphon deposit.

Mineralized intersections from infill and delineation drill holes completed during summer 2016
Section	Drill Hole	From (m)	To (m)	Length (m)(5)	eU3O8 (%)(1)(2)	Lens Series Designation
5025 GP	WR-668D1(3)	763.5	768.6	5.1	0.33	A
	WR-668D3(3)	738.6	739.6	1.0	0.12	A
5050 GP	WR-668(3)	754.7	768.8	14.1	0.93	A
	(including)(4)	756.1	759.8	3.7	2.1	A
	(including)(4)	765.5	766.8	1.3	1.4	A
	(and)(3)	772.6	779.9	7.3	2.4	B
	(including)(4)	773.8	778.3	4.5	3.7	B
	WR-668D2(3)	768.9	783.3	14.4	1.5	A
	(including)(4)	772.0	779.9	7.9	2.3	A
	(including)(4)	781.7	782.7	1.0	1.5	A
	WR-668D4(3)	795.4	796.4	1.0	0.2	A

(1)
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma down-hole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
(2)
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
(3)
Intersection interval is composited above a cut-off grade of 0.1% eU3O8.
(4)
Intersection interval is composited above a cut-off grade of 1% eU3O8.
(5)
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT'S DISCUSSION & ANALYSIS

The figure below illustrates the Gryphon deposit’s A series lenses on an inclined longitudinal section, and includes results from the initial five infill and delineation drill holes (WR-668 to WR-668D4), as discussed above.

Athabasca Sandstone
Sub-Athabasca Unconformity
OPEN
OPEN
OPEN
OPEN
OPEN
0.12% eU_3O_8/1.2m (A Lens)
0.43% eU_3O_8/3.1m (B Lens)
0.93% eU_3O_8/14.1m (A Lens)
2.40% eU_3O_8/7.3m (B Lens)
1.2% eU_3O_8/11.4m (A and B Lens)
(Previously reported)
2.5% eU_3O_8/4.4m (A and B Lens)
(Previously reported)
0.33% eU_3O_8/5.1m (A Lens)
0.12% eU_3O_8/1.0m (A Lens)
0.20% eU_3O_8/1.0m (A Lens)
1.50% eU_3O_8/14.4m (A Lens)
WR-658
WR-659
WR-558
WR-640
WR-617A
WR-648
WR-581
WR-671D4
WR-670D1
WR-672AD1
WR-565
WR-671D1
WR-651
WR-644
WR-576
WR-579
WR-565D1
WR-671D2
WR-661
WR-670
WR-672A
WR-585AD2
WR-675D1
ZK-06EXT
WR-671
WR-575
WR-673
WR-646
WR-641
WR-667A
WR-507D2
WR-585A
WR-584B
WR-675
WR-574D1
ZK-04EXT
WR-657
WR-577D1
WR-613
WR-574
WR-572
WR-577
WR-624
WR-507D1
WR-566
WR-669
WR-621
WR-633D2
WR-654
WR-602
WR-569A
WR-602D1
WR-633D1
WR-665
WR-642
WR-567
WR-556
WR-650
WR-571D2
WR-638
WR-674
WR-564
WR-668
WR-668D1
WR-571
WR-662
WR-573D1
WR-582D1
WR-582
WR-668D2
WR-578
WR-604
WR-583
WR-668D3
WR-583D2
WR-594D2
WR-606D1
WR-610
WR-586
WR-583D1
WR-594
WR-586D1
0
50m
Inclined Longitudinal Section (Oriented 015-45E) Showing
Outline of Stacked A Series Lenses (0.2% U_3O_8 resource cut-off)
Athabasca Sandstone
Basement
A1 Series Lens (0.2% U_3O_8 cut-off)
A2 Series Lens (0.2% U_3O_8 cut-off)
A3 Series Lens (0.2% U_3O_8 cut-off)
Previously Reported A/B Plane Mineralized Pierce Point (Probe results >0.05% eU_3O_8/1.0m)
Previously Reported A/B Plane Mineralized Pierce Point (Assay results >0.05% U_3O_8/1.0m)
A/B Plane Pierce Point - No significant mineralization
Shown on the section are drill hole pierce points of the A Series plane indicating which holes intersected A and/or B Series Lens mineralization (see Legend). The B, C and D Series Lenses are located footwall to the the A Series Lenses in this section (i.e. further into the page) and are therefore not visible. Drill hole pierce points in the upper right of the section relate to drill holes that were targeting the D series lenses.

Exploration Pipeline Properties

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Summer 2016 drilling exploration programs

During the third quarter of 2016, the Company managed or participated in four exploration drilling programs (three operated by Denison) on the Company’s exploration pipeline properties. Highlights from the summer programs include the following:

Waterbury Lake

Waterbury Lake is host to the J Zone deposit, located within 20 kilometres of the McClean Lake mill and is a joint venture between Denison (63.01% interest and operator) and the Korea Waterbury Uranium Limited Partnership (“KWULP”) (36.99% interest). The 2016 program at Waterbury Lake is being fully funded by Denison at the cost of dilution to the KWULP. Denison incurred exploration costs during the three and nine months ended September 30, 2016 of $222,000 and $926,000, respectively (September 30, 2015 - $317,000 and $685,000).

Work during the third quarter of 2016 focused on the Hamilton Lake target area, which is located on the western side of the property. The Hamilton Lake area is a relatively large and underexplored area on the western flank of the Midwest Dome, which shows prospective airborne magnetic and electromagnetic trends, but has not been subject to adequate ground geophysical surveying and follow-up drill testing. Limited historical drilling by Cameco, at Hamilton Lake, intersected graphitic metasediments, structure, alteration, and elevated sandstone geochemistry.

MANAGEMENT'S DISCUSSION & ANALYSIS

During the second quarter of 2016, a large DCIP resistivity survey was completed over the southern portion of the Hamilton Lake area (Grid WAT-16-G2) – comprising 21 lines and totaling 115.2 line kilometres. Results showed a significant north-south, linear, low resistivity trend with some associated low resistivity ”breaches” in the sandstone that could be indicative of alteration chimneys associated with uranium mineralization.

During the third quarter of 2016, a two-hole drill program was completed, for a total of 1,077 metres, in order to test one of the sandstone breach anomalies overlying a strong basement resistivity low on line L36+00E. Drill hole WAT16-432A intersected a significant illite/chlorite altered fault zone in the basement within north-south striking, steeply east dipping, graphite-rich pelitic gneisses. WAT16-433, which was drilled 75 metres west of WAT16-432A, intersected a 30 metre wide fault zone in the sandstone, approximately 85 metres above the unconformity (at 426 metres), with associated intense bleaching, desilicification and illite clay replacement. WAT16-433 averaged 8.3 ppm uranium over the basal 24.8 metres of sandstone. Spot samples taken immediately above the unconformity, in WAT16-433, from 421.5 to 422.0 metres and from 422.0 to 422.5 metres, returned uranium values of 389 ppm and 299 ppm respectively. A 20 meter reverse unconformity offset can be interpreted between the two holes, which constitutes a priority target for follow up on section and along strike.

Based on the WAT16-G2 resistivity survey, the Hamilton Lake north–south trending resistivity low associated with the graphitic fault structure intersected in WAT16-432A and WAT16-433 has a minimum strike length of 4.5 kilometres to the south of the current drilling. Furthermore, based on airborne magnetic data, this trend appears to continue for a further 9 kilometres to the north. No drilling has been conducted along this trend outside of the current drilling and, given the highly encouraging summer 2016 exploration results, this trend warrants further exploration.

The uranium grade results reported above are from geochemical analysis performed on drill core samples by the Saskatchewan Research Council ("SRC"), an accredited geo-analytical laboratory, using a nitric-hydrochloric partial digest followed by ICP-MS analysis.

Crawford Lake

During the third quarter of 2016, two drill holes were completed for a total of 1,706 metres on the Company’s 100% owned Crawford Lake property. Both drill holes targeted the CR-3 conductive trend. Crawford Lake is located just west of Wheeler River, approximately 10 kilometres south of Cameco’s Millennium deposit, in the southeast portion of the Athabasca Basin. Exploration costs during the three and nine months ended September 30, 2016 were $326,000 and $755,000, respectively (September 30, 2015 - $599,000 and $1,892,000).

The first hole completed (CR-16-27A) was designed to follow up 600 metres along strike to the southwest of weak uranium mineralization intersected at the unconformity in drill hole MS-16-01 on CanAlaska’s Moon Lake property (refer to the Moon Lake South section below). CR-16-27A intersected 100 metres of strong sandstone alteration above the unconformity and a wide graphitic structure 90 metres below the unconformity – suggesting the optimal target at the unconformity remains untested. The second hole (CR-16-28) targeted a previously untested parallel conductor to the main CR-3 trend. Drill hole CR-16-28 intersected 100 metres of strong sandstone alteration and a wide structurally disrupted graphitic conductor. No elevated radioactivity or uranium mineralization was intersected in either of the holes. Geochemical and spectral clay results are pending. The CR-3 trend remains highly prospective with the previous discovery of weak uranium mineralization and both strong sandstone and basement alteration present. Future programs will continue to focus in this area.

Hatchet Lake

The Hatchet Lake Project is a joint venture between Denison (64.36% interest as at December 31, 2015 and operator) and Eros Resources Corp (“Eros”) (35.64% interest as at December 31, 2015), and is located 16 kilometers north of the McClean Lake mill. The 2016 program at Hatchet Lake is being fully funded by Denison at the cost of dilution to Eros. Denison incurred exploration costs during the three and nine months ended September 30, 2016 of $575,000 and $748,000, respectively (September 30, 2015 - $21,000 and $622,000).

The drilling program carried out during the third quarter of 2016 consisted of 2,040 metres of drilling in six holes. At the Tuning Fork target area, drill hole TF-16-10 was completed approximately 100 metres east of previous drill holes HL-10-01 and TF-15-01, which intersected intense basement alteration and anomalous concentrations of uranium and other pathfinder elements. Drill hole TF-16-10, designed to test the interpreted plunge extension of the mineralized alteration system, intersected a strongly graphitic, locally faulted pelitic gneisses in the basement, however failed to intersect favorable alteration or elevated radioactivity. At the Hatchet South target area, five widely-spaced drill holes were completed to test targets identified from the 2015 and 2016 small moving loop electromagnetic (SMLTEM) surveys. Drill hole HTS-16-01 intersected a favorable geologic setting with graphitic pelitic gneisses overlying granitic gneiss in the basement, though no associated alteration or structure was encountered. Drill hole HTS-16-02 intersected granite and fresh sillimanite-bearing pelitic gneisses in the basement, and thus did not explain the electromagnetic target. Drill holes HTS-16-03 and HTS-16-04 both intersected narrow, weakly graphitic, locally sheared and faulted graphitic horizons in the basement. Neither hole encountered significant alteration or radioactivity associated with these zones. The last hole of the program, HTS-16-05, encountered significant structure and alteration in the basal 60 metres of the sandstone column, but did not explain the electromagnetic conductor. Drill hole HTS-16-05 was interpreted to have overshot the electromagnetic target. Geochemical and spectral clay results have been received and are currently undergoing interpretation.

MANAGEMENT'S DISCUSSION & ANALYSIS

Further to the drilling program, a land-based radon and soil sampling program was completed over the southeastern extension of the Richardson Lake Trend. This portion of the trend, which occurs outside of the Athabasca basin and overlies basement rocks, is largely unexplored but occurs along strike of historical uranium, base metal and gold drill intersections obtained on the northwestern half of the Richardson Lake Trend. The main objective of the survey was to identify zones of elevated radon and soil geochemical concentrations potentially related to an underlying bedrock source to assist with target generation for future drilling programs in the area. The preliminary results from the radon survey highlight several areas with high radon flux that show good correlation with known electromagnetic conductors in the area. Further review of the radon data, in conjunction with the results from the soil survey, should be completed to confirm or refine these areas of interest. The results from the soil sampling program have been received and are currently undergoing interpretation.

McClean Lake

The McClean Lake project is owned by Denison (22.50% interest) and its joint venture partners, OURD (7.50% interest) and AREVA Resources Canada as the operator (70.00% interest). Denison’s share of exploration costs during the three and nine months ended September 30, 2016 were $87,000 and $99,000, respectively (September 30, 2015 - $2,000 and $5,000).

During the third quarter of 2016, seven drill holes were completed for a total of 2,850 metres, including two re-starts. The objective of the program was to test for basement-hosted mineralization occurring down-dip or down-plunge of the previously mined Sue deposits. Localized weak basement mineralization was intersected in drill holes S-835 and S-836, south and southwest of the Sue B open-pit, respectively. Highlight results include hand-held scintillometer probe peaks of 4,558 cps at 364.8 m in drill hole S-835 and 24,052 cps at 186.2 m in drill hole S-836. The other five holes did not intersect any significant mineralization.
■
Other exploration pipeline properties

During 2016, the Company entered into option agreements on the following properties:

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd. (“CanAlaska”) to earn an interest in CanAlaska’s 100% owned Moon Lake South project, located adjacent to Denison’s 100% owned Crawford Lake property. Under the terms of the option, Denison can earn an initial 51% interest in the project by incurring CAD$200,000 in exploration expenditures by December 31, 2017 and can increase its interest to 75% by incurring an additional CAD$500,000 in exploration expenditures by December 31, 2020. As at September 30, 2016, Denison had incurred CAD$129,000 in exploration expenditures on the property.

Moore Lake

On July 14, 2016, the Company entered into an option agreement with Skyharbour Resources Ltd (“Skyharbour”), which grants Skyharbour an option to acquire a 100% interest in Denison’s wholly owned Moore Lake property in exchange for cash, stock and exploration spending commitments. Denison received 4,500,000 common shares of Skyharbour and, under the terms of the agreement, expects to receive staged cash payments of CAD$500,000, in aggregate, over the next five years. Skyharbour must also spend CAD$3,500,000 in exploration expenditures on the property, over the same five year period, in order to complete the option.

Denison has also retained various back-in rights on the property, to re-acquire a 51% interest in the property, and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%. As at September 30, 2016, Denison has an approximate 11.4% ownership interest in Skyharbour.

MANAGEMENT'S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $1,020,000 and $3,287,000 during the three and nine months ended September 30, 2016, respectively (September 30, 2015 - $1,942,000 and $4,592,000). These costs are mainly comprised of head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses, project costs and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during 2016, compared to the prior year, was primarily a result of a decrease in project costs and a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses. Project costs in 2015 were mainly related to the arrangement agreement that the Company entered into with Fission Uranium Corp in July 2015 and subsequently terminated in October 2015.

IMPAIRMENT – MINERAL PROPERTIES

Due to the Company’s current intention to let certain claims lapse on one of its Canadian properties, the Company recognized an impairment charge of $79,000, during the three months ended September 30, 2016, to reduce the recoverable amount of the property to $nil.

During the nine months ended September 30, 2016, the Company recognized impairment charges of $2,253,000, which included an impairment charge of $2,174,000 against the value of its Moore Lake property. The impairment of the Moore Lake property was based on the terms of the transaction between the Company and Skyharbour (refer to Exploration Pipeline Properties section above for details). The remaining recoverable amount for the Moore Lake property, estimated to be of CAD$1,700,000, is based on a market-based fair value less costs of disposal assessment of the share and cash consideration to be received by the Company under the terms of the transaction.

No impairments were recognized during the nine months ended September 30, 2015.

FOREIGN EXCHANGE INCOME AND EXPENSE

During the three and nine months ended September 30, 2016, foreign exchange income of $481,000 and foreign exchange losses of $1,687,000 were recognized, respectively (September 30, 2015 – foreign exchange income of $758,000 and $909,000). The increase in the foreign exchange income during the three months ended September 30, 2016 is due primarily to favourable fluctuations in foreign exchange rates applicable on the translation of US dollar denominated intercompany debt. The decrease in the foreign exchange income, during the nine months ended September 30, 2016, is due primarily to unfavourable fluctuations in foreign exchange rates applicable on the translation of US dollar intercompany debt.

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In June 2016, GoviEx Uranium Inc. (“GoviEx”) and Denison combined their respective African uranium mineral interests pursuant to a transaction in which GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which held all of Denison’s Africa-based uranium interests, in exchange for 56,050,450 common shares and 22,420,180 common share purchase warrants of GoviEx.

In addition, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement, in which Denison provided the lead order for the private placement of $500,000 in exchange for 9,093,571 common shares and 9,093,571 common share purchase warrants.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership. Denison’s ownership interest in GoviEx was approximately 24.6% as at September 30, 2016. GoviEx is a publicly traded company and recently listed on the TSX Venture Exchange under the symbol “GXU”.

Loss on sale of African-Based Uranium Interests

Upon the sale of the Company’s African interests to GoviEx, in June 2016, the Company recognized a loss on disposal of the Africa mining division of $70,000.

MANAGEMENT'S DISCUSSION & ANALYSIS

Operating Expenses

Operating expenses in Africa during the three and nine months ended September 30, 2016 totaled $nil and $64,000, respectively (September 30, 2015 - $79,000 and $241,000).

Exploration Expenditures

Exploration expenses in Africa during the three and nine months ended September 30, 2016 were $nil and $74,000, respectively (September 30, 2015 - $153,000 and $677,000).

General and Administrative Expenses

During the three and nine months ended September 30, 2016, general and administrative expenses totaled $nil and $280,000, respectively (September 30, 2015 - $136,000 and $504,000).

Foreign Exchange Income and Expense

During the three and nine months ended September 30, 2016, foreign exchange losses of $nil and $5,154,000, respectively, were recognized (September 30, 2015 – $18,012,000 and $24,321,000).

Sale of Mongolian Mining Division

In December 2015, Denison announced the closing of the sale of its interest in the Gurvan Saihan Joint Venture (“GSJV”) to Uranium Industry a.s. (“Uranium Industry”), of the Czech Republic, pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). Under the terms of the GSJV Agreement, Denison received $1.25 million in initial payments during 2015, prior to the closing of the sale, and has the right to receive additional contingent proceeds of up to $12.0 million, for total consideration of $13.25 million.

On July 22, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) issued letters to the GSJV notifying it of its intention to grant mining licenses to the GSJV for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. On September 20, 2016, the mining license certificates for all four projects were formally issued.

The fair value of the receivable for contingent consideration related to the issuance of mining licenses has been increased from $nil, at December 31, 2015, to $10,000,000, as at September 30, 2016, in conjunction with the formal issue of mining licenses. A corresponding increase in the gain on the disposal has also been recognized. The contingent consideration related to the achievement of certain production thresholds continues to be fair valued at $nil and will be re-measured at each subsequent reporting date.

During the three and nine months ended September 30, 2016, a gain on disposal of $9,050,000 was recognized based on the increase in the fair value of the contingent receivable of $10,000,000, net of accruals for additional transaction costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $11,829,000 at September 30, 2016, compared with $5,367,000 at December 31, 2015. At September 30, 2016, the company held no debt instruments, while at December 31, 2015, the company held $7,282,000 in debt instruments (GIC’s).

The increase in cash and cash equivalents, including the impact of foreign exchange, of $6,462,000 was due to net cash used in operating activities of $7,523,000, offset by a net foreign exchange gain of $278,000 on the translation of currency balances at period end, net cash provided by investing activities of $5,179,000, and net cash provided by financing activities of $8,528,000.

Net cash used in operating activities of $7,523,000, during the nine months ended September 30, 2016, is comprised of a net loss for the period that was offset by adjustments for non-cash items and an increase in the change in working capital items.

MANAGEMENT'S DISCUSSION & ANALYSIS

Net cash provided by investing activities of $5,179,000, was mainly due to the maturity of debt instruments totaling $7,785,000, partly offset by expenditures on property, plant and equipment of $1,083,000, cash used in the divestiture of the Denison’s African assets of $798,000, the purchase of $500,000 in GoviEx common shares and warrants, and an increase of $280,000 in restricted cash and investments primary due to funding of the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $8,528,000 largely reflects net proceeds received on the issuance of flow-through common shares of $8,841,000, net of issue costs. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2017. As at September 30, 2016, the company has not incurred any expenditures towards the spending obligation associated with the May 2016 financing.

As at September 30, 2016, the Company has spent CAD$14,371,000 toward its obligation to spend CAD$15 million on eligible Canadian exploration expenses under the flow-through share financing completed in May 2015. The remaining balance of CAD$629,000 is expected to be spent by December 31, 2016.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at September 30, 2016, the Company’s cash, cash equivalents and current investments amount to CAD$15.5 million.

Revolving Term Credit Facility

On January 27, 2016, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2015 and to extend the maturity date to January 31, 2017 (“2016 Credit Facility”). Under the amended agreement, the Company has access to letters of credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

The agreement contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and cash equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, Denison has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2016 Credit Facility is subject to letter of credit and standby fees of 2.40% and 0.75%, respectively.

Going Concern Assumption

At September 30, 2016, the Company had sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that in 2017 it will become non-compliant with the minimum cash covenant requirement of its 2016 Credit Facility, which casts substantial doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding. The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

Reclamation Sites

Elliot Lake – Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At September 30, 2016, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,353,000.

McClean Lake and Midwest – Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan. In March 2016, the Company received a letter of acceptance from the applicable regulatory authorities that the updated plan submitted in January 2016 was approved. Under the approved plan, the Company increased its financial assurance to CAD$24,135,000. The financial assurance provided requires the Company to fully utilize its 2016 Credit Facility and commit CAD$135,000 with the Bank of Nova Scotia as restricted cash collateral.

MANAGEMENT'S DISCUSSION & ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC, which was entered into for a three year term effective April 1, 2016 (“UPC Agreement”). Under the UPC Agreement, Denison will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100,000,000 and up to and including CAD$500,000,000, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500,000,000; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6, or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following fees were received from UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2016	2015	2016	2015

Revenue
Management fees	$375	$431	$1,120	$1,330
Commissions	-	-	-	22
	$375	$431	$1,120	$1,352

At September 30, 2016, accounts receivable includes $193,000 (December 31, 2015: $157,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”)

In 2009, Denison entered into a strategic relationship agreement with its largest shareholder, KEPCO. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s Board, so long as its share interest in Denison is above 5.0%. As at September 30, 2016, KEPCO holds 58,284,000 shares of Denison representing a share interest of 10.93%.

KEPCO is also the primary holder of KWULP, which holds an interest along with Denison in the WLULP, an entity whose key asset is the Waterbury Lake property. When a spending program is approved on the Waterbury Lake property, each partner in the WLULP is required to fund the partnership based upon its respective ownership interest. Spending program approval ordinarily requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLULP until September 30, 2015, such that KWULP would not be immediately diluted as per the dilution provisions in the relevant agreements. In exchange for the deferral, Denison was permitted to authorize spending programs to September 30, 2016, without having to obtain the approval of 75% of the voting interest.

On September 30, 2015, KWULP notified Denison that it had elected to dilute its interest in the partnership, rather than to fund its deferred obligations associated with the project expenditures incurred in 2014 and 2015, and to further dilute in 2016 based on the project expenditures incurred up to September 30, 2016.

As a result of funding 100% of the approved fiscal 2016 program spending for the Waterbury Lake project, in August 2016, Denison earned an additional 1.46% in the Waterbury Lake project and now holds a 63.01% interest in the WLULP. The acquisition of the additional 1.46% in Waterbury Lake has been accounted for using an effective date of August 31, 2016 and has resulted in Denison recording its increased pro-rata share of the net assets of the WLULP, the majority of which relates to an addition to mineral property assets of $589,000.

MANAGEMENT'S DISCUSSION & ANALYSIS

Other

The Company is involved in certain other related party transactions. All services and transactions with these related parties were made on terms equivalent to those that prevail in arm’s length transactions.

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Investor relations, administrative service fees and other expenses of $59,000 and $125,000 were incurred during the three and nine months ended September 30, 2016 (September 30, 2015: $76,000 and $138,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company.

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Office expenses of $5,000 and $17,000 were incurred during the three and nine months ended September 30, 2016 with Lundin S.A., which provides office and administrative services to the executive chairman, other directors and management of Denison. Denison did not incur similar fees from this company during 2015.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2016	2015	2016	2015

Salaries and short-term employee benefits	$296	$307	$875	$1,123
Share-based compensation	70	89	195	296
	$366	$396	$1,070	$1,419

SUBSEQUENT EVENT

Transaction to Acquire the Hook-Carter Property from ALX

In October 2016, Denison entered into a transaction to acquire an immediate 80% ownership interest in the Hook-Carter property in exchange for the issuance of 7.5 million Denison common shares to ALX. The property consists of 28 claims, totaling 16,805 hectares, and is located near the southwestern portion of the Athabasca Basin in northern Saskatchewan. The property is highlighted by 15 kilometres of strike potential along the prolific Patterson Lake Corridor and features between 250 and 700 metres of Athabasca Group sandstone cover overlying the basement rocks that define the prospective geological trends or corridors. The property is significantly underexplored, with only eight drill holes completed to date, including only five drill holes on the Patterson Lake Corridor. Results from historic holes show significant sandstone alteration, encouraging sandstone geochemistry and favourable basement geology in terms of lithology and structure. All the holes drilled to date were designed to test the unconformity and therefore the basement is considered unexplored.

Under the terms of the agreement, ALX will retain a 20% interest in the property and Denison agrees to fund ALX’s share of the first CAD$12,000,000 in expenditures on the property. Denison will be the operator of the project and will retain full discretion as to the nature, extent, timing and scope of all work projects on the property, subject to a modest work commitment that involves spending CAD$3,000,000 on the property over the first 3 years. If Denison does not meet the $3,000,000 work commitment, ALX’s interest will increase from 20% to 25% and Denison’s interest will decrease from 80% to 75%. Thirty-six months after the effective date of the agreement, the parties agree to form a joint venture, in which all material decisions shall be carried by a vote representing a 51% ownership interest. The Denison common shares to be issued to ALX will be subject to an escrow arrangement, whereby 1/6th of the shares will be available to ALX on closing, and a further 1/6th of the shares will be released from escrow in 6 month increments following the closing. Completion of the transaction was conditional in part upon receipt of required regulatory and/or exchange approvals, which have been received, and closing is expected to occur in early November.

MANAGEMENT'S DISCUSSION & ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At November 3, 2016, there were [533,418,993] common shares issued and outstanding, and stock options outstanding for [7,206,904] Denison common shares, for a total of [540,625,897] common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the three and nine months ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK FOR 2016

At the end of the second quarter of 2016, the Company modified its budget for the year and issued an updated outlook (“Previous Outlook 2016”). The modifications in the second quarter reflected a reduction in planned expenditures for exploration and evaluation in Canada as well as the sale of the Company’s assets in Africa to GoviEx. The Company’s outlook has been further modified (the “Current Outlook”), at the end of the third quarter of 2016, to reflect actual results as at September 30, 2016, and to incorporate updated revenue and spending estimates for the remainder of the year.

(in thousands)	PREVIOUS OUTLOOK 2016	CURRENT OUTLOOK 2016	Actual to September 30, 2016 (2)
Canada (1)
Toll Milling Revenue & Mineral Sales	$ 4,540	$ 4,540	$ 3,357
Development & Operations	(2,400)	(1,810)	(1,189)
Mineral Property Exploration & Evaluation	(12,000)	(12,000)	(10,598)
	(9,860)	(9,270)	(8,430)
Africa
Zambia, Mali and Namibia	(520)	(520)	(520)
	(520)	(520)	(520)
Other (1)
UPC Management Services	1,530	1,300	1,019
DES Environmental Services	920	1,130	922
Corporate Administration & Other	(4,250)	(4,420)	(3,392)
	(1,800)	(1,990)	(1,451)

Total	$ (12,180)	$ (11,780)	$ (10,401)

(1)
Outlook figures have been converted using various period average US$ to CAD$ exchange rates ranging from of 1.29 to 1.37.
(2)
The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude non-cash depreciation and amortization amounts of $2,244,000.

MANAGEMENT'S DISCUSSION & ANALYSIS

CANADA

Toll Milling Revenue & Mineral Sales

The McClean Lake mill is operated by ARC and has obtained regulatory authorization from the CNSC to increase its annual production capacity from 13 million pounds U3O8 to 24 million pounds U3O8. The McClean Lake mill is expected to produce 16 million pounds U3O8 during 2016 and production is expected to be 100% from Cigar Lake ore. Denison's share of revenue from toll milling of the Cigar Lake ore is forecasted to be $4.5 million.

The sale of approximately 25,000 pounds U3O8 currently held by Denison in inventory and has been deferred until market conditions improve.

Development & Operations

Development and operations expenditures are mainly comprised of operating and capital expenditures at McClean Lake and Midwest, plus reclamation expenditures at Elliot Lake. In 2016, Denison's share of operating and capital expenditures at McClean Lake and Midwest were budgeted to be $1.6 million (CAD$2.1 million) and are now forecasted to be $1.1 million (CAD$1.4 million), due to better than expected costs and the deferral of certain projects. Operating expenditures in respect of Denison's share of the Surface Access Borehole Resource Extraction ("SABRE") program, were budgeted to be $797,000 (CAD$1.04 million) and are now forecasted to be $531,000 (CAD$698,000). The SABRE program is operated by ARC, as part of the McClean Lake joint venture. The 2016 SABRE program is expected to study the economic and technical potential associated with further design and process improvements targeted at increasing the rate of mine production.

Reclamation expenditures at Elliot Lake were budgeted to be $665,000 (CAD$864,000) and are now forecasted to be $571,000 (CAD$752,000), due to the deferral of various capital and one-time project costs to 2017.

Mineral Property Exploration & Evaluation

The 2016 outlook for the Canadian exploration program, inclusive of the evaluation work planned for Wheeler River, was updated, at the end of the second quarter, to reflect a reduction in winter exploration activities that occurred during the first half of the year. Denison’s share of expenditures is forecasted to be $12 million. Denison’s exploration expenditures are largely being funded by the proceeds from the Company’s flow-through share offering completed in May 2015, which raised CAD$15 million. The Company remains on track to meet its exploration spending obligations under the May 2015 offering by the end of 2016.

Wheeler River - Evaluation

In April 2016, the Company announced the results of the PEA studying the economic potential of co-developing the Gryphon and Phoenix deposits. As a result of the positive economics in the PEA, the Company commenced work on a PFS, including environmental assessment work, with an approximate forecast for 2016 of CAD$1.8 million (Denison's share, CAD$1.1 million). The budget for PFS work expected to be completed in 2016 was reduced, at the end of the second quarter, to reflect the updated timing of certain PFS activities, which are now expected to be completed in 2017.

Wheeler River - Exploration

The total exploration budget for Wheeler River in 2016 is CAD$10.0 million (Denison's share, CAD$6.0 million). The winter drilling program was completed in April 2016 and the summer drilling program was completed in October 2016.

Drilling results to date demonstrate that the Gryphon deposit remains open in numerous directions and additional exploration drilling is warranted in 2017 to test the extents of the mineralization with the objective of expanding the current mineral resources estimated for the deposit. The D Series lenses, which currently have a collective strike extent of 330 meters, remain open along strike to the northeast and to the southwest and additional drilling is warranted. In addition, the significant mineralized intercepts reported both up-dip and down-dip of the current extent of the A and B Series lenses, on the shallower southwestern portion of the deposit, highlight the potential for resource expansion with additional drilling. Furthermore, the deposit is not considered closed-off on the deeper, down-dip and down-plunge portions of the A and B Series lenses. The weaker uranium intercepts along these margins of the deposit do not necessarily indicate closure as basement-hosted uranium deposits are known for variable grade continuity. The weak mineralization and significant alteration intersected in these areas suggest potential for additional high-grade shoots or lenses outside of the current mineral resource estimate.

Infill drilling of the Gryphon deposit is expected to continue in 2017 to support the completion of the PFS. An estimated 40 infill drill holes are required to upgrade the confidence of the current mineral resource estimate from the inferred to indicated mineral resource category. During the summer 2016 program, five infill holes were completed and the exploration team gained valuable experience, in advance of the 2017 drilling season, with a new directional drilling method under local bedrock conditions. With the enlarged mineralized footprint around the Gryphon deposit, based on the 2016 exploration results, the infill drilling program in 2017 may be expanded to allow for a larger portion of the potential resources at or around Gryphon to be categorized as indicated and incorporated into the PFS.

MANAGEMENT'S DISCUSSION & ANALYSIS

UPC Management and DES Environmental Services

Net management fees from UPC, expected to be earned during 2016, have been decreased to $1.3 million (CAD$1.7 million), due to a decline in the uranium spot price during the year, which is used to compute the management fee payable to Denison.

Revenue from operations at DES during 2016 is now forecasted to be $7.6 million (CAD$10.1 million) and operating and overhead expenses are now forecasted to be $6.3 million (CAD$8.3 million). The increase in forecasted operating revenue and expenses is due to better than expected operating performance associated with work activities at client care and maintenance sites. Capital expenditures at DES are budgeted to be $230,000 (CAD$300,000).

Corporate Administration and Other

Corporate administration and other expenditures are comprised of corporate administration expenses and letter of credit and standby fees. Corporate administration expenses were budgeted to be $3.9 million (CAD$5.0 million) and are now forecasted to be $4.0 million (CAD$5.3 million) in 2016, mainly due to the impact of unbudgeted legal expenses and special project costs. Corporate administration expenses include all head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Letter of credit and standby fees relating to the 2016 Credit Facility are expected to be $0.4 million (CAD$0.5 million).

QUALIFIED PERSON AND ASSAY PROCEDURES

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

Grade results reported herein as “eU3O8” refer to radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe. Radiometric equivalent U3O8 results are preliminary in nature and all mineralized intervals have been sampled and submitted for chemical U3O8 assay in accordance with Denison’s technical procedures. All Gryphon drill holes reported herein were drilled at a high angle to mineralization to allow for better evaluation of true thicknesses which are expected to be approximately 75% of the intersection lengths. For further details regarding the description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

In particular, this MD&A contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions, including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison's mineral reserves and mineral resources; the results of the PEA and expectations regarding further studies, including the PFS; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; expectations regarding the provision of management services to UPC; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; supply and demand for uranium; exploration, development and expansion plans and objectives; and statements regarding anticipated budgets. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 24, 2016 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.